Thrive and Grow Farms LLC (the “Company”) an Arizona

Limited Liability Company

Financial Statements

For the fiscal years ended December 31, 2022 and 2021

Unaudited

Thrive and Grow Farms LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
2020 chase checking	0.00
BUS COMPLETE CHK (2167) - 1	3,008.44
Total Bank Accounts	**$3,008.44**
Other Current Assets	
Misc equipment and supplies	1,275.89
Seed Inventory	898.75
Total Other Current Assets	**$2,174.64**
Total Current Assets	**$5,183.08**
TOTAL ASSETS	**$5,183.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Dani Fowler Loan	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Opening balance equity	0.00
Owner draws	0.00
Owner investments	235.05
Owner’s Equity	-27,184.59
Retained Earnings	13,733.29
Net Income	18,399.33
Total Equity	**$5,183.08**
TOTAL LIABILITIES AND EQUITY	**$5,183.08**

Thrive and Grow Farms LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
2020 chase checking	-235.05
BUS COMPLETE CHK (2167) - 1	985.29
Total Bank Accounts	**$750.24**
Other Current Assets	
Misc equipment and supplies	1,275.89
Seed Inventory	898.75
Total Other Current Assets	**$2,174.64**
Total Current Assets	**$2,924.88**
TOTAL ASSETS	**$2,924.88**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	2,174.64
Owner draws	-17,132.12
Owner investments	15,690.00
Retained Earnings	2,660.56
Net Income	-468.20
Total Equity	**$2,924.88**
TOTAL LIABILITIES AND EQUITY	**$2,924.88**

Thrive and Grow Farms LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	19,416.19
Sales of Product Income	1,855.86
Total Income	**$21,272.05**
Cost of Goods Sold	
Cost of goods sold	30.00
Supplies & materials	350.00
Total Cost of goods sold	**380.00**
Employee reimbursement cost of goods sold	2,350.17
Greenhouse supplies	145.33
Total Cost of Goods Sold	**$2,875.50**
GROSS PROFIT	**$18,396.55**
Expenses	
Advertising & marketing	-432.78
Consultation services	250.00
General business expenses	
Bank fees & service charges	180.00
Total General business expenses	**180.00**
Total Expenses	**$ -2.78**
NET OPERATING INCOME	**$18,399.33**
NET INCOME	**$18,399.33**

Thrive and Grow Farms LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	783.29
Uncategorized Income	168.80
Total Income	**$952.09**
Cost of Goods Sold	
Greenhouse supplies	9.53
Total Cost of Goods Sold	**$9.53**
GROSS PROFIT	**$942.56**
Expenses	
Advertising & marketing	683.27
Agricultural Certifications	200.00
General business expenses	
Bank fees & service charges	312.00
Total General business expenses	**312.00**
Utilities	139.98
Total Expenses	**$1,335.25**
NET OPERATING INCOME	**$ -392.69**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	75.51
Total Vehicle expenses	**75.51**
Total Other Expenses	**$75.51**
NET OTHER INCOME	**$ -75.51**
NET INCOME	**$ -468.20**

Thrive and Grow Farms LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	18,399.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$18,399.33**
FINANCING ACTIVITIES	
Opening balance equity	0.00
Owner draws	0.00
Owner investments	235.05
Owner's Equity	-17,361.47
Retained Earnings	985.29
Net cash provided by financing activities	**$ -16,141.13**
NET CASH INCREASE FOR PERIOD	**$2,258.20**
Cash at beginning of period	750.24
CASH AT END OF PERIOD	**$3,008.44**

Thrive and Grow Farms LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-468.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Misc equipment and supplies	-1,275.89
Seed Inventory	-898.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,174.64**
Net cash provided by operating activities	**$ -2,642.84**
FINANCING ACTIVITIES	
Opening balance equity	2,174.64
Owner draws	-17,132.12
Owner investments	15,690.00
Net cash provided by financing activities	**$732.52**
NET CASH INCREASE FOR PERIOD	**$ -1,910.32**
Cash at beginning of period	2,660.56
CASH AT END OF PERIOD	**$750.24**

Thrive and Grow Farms LLC
Statement of Changes in Equity

	2022	2021
Opening Balance Equity	$0.00	$2,174.64
Add: Owner Investments	$235.05	$15,690.00
Less: Owner Draws	$0.00	$-17,132.12
Add: Net Income (Loss)	$18,399.33	$-468.20
Ending Members' Equity	$5,183.08	$2,924.88

Thrive and Grow Farms LLC
Notes to the Financial Statements
For the fiscal years ended December 31, 2022 and 2021
$USD

1. ORGANIZATION AND PURPOSE

Thrive and Grow Farms LLC (the "Company") is a corporation organized on Feb 12, 2020 under the laws of Arizona.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.